PATRIOT TRANSPORTATION HOLDING, INC.
                          1801 Art Museum Drive
                       Jacksonville, Florida 32207


                              March 19, 2008


Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

        Re:	Patriot Transportation Holding, Inc.
                Form 10-K for the Year Ended September 30, 2007
		Filed December 7, 2007
		Filer No. 000-17554

Dear Ms. Erlanger:

        This letter responds to the staff's comment letter dated March 7, 2008 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2007
---------------------------------------------------------------------

Note (10) CEO Retirement
------------------------

        1.	We note from your response to our prior comment 2 that the
final payment for the repurchase of vested stock options and restricted stock, and the expense recognized for the repurchase of unvested stock options and unvested restricted stock, was based on the twenty day average stock price of $88.53. Please tell us why you used a twenty day average stock price rather than the fair value on the repurchase date. See paragraph 55 of SFAS No. 123R. If a significant difference would result in using the fair value of the equity instruments on the date of repurchase, please quantify this difference and revise your financial statements as necessary. Also, please clarify whether the stock options and restricted shares which the Company repurchased from Mr. Anderson were subject to repurchase by the Company under their original terms at the date of grant or whether the repurchase was negotiated between the Company and Mr. Anderson in connection with his retirement. We may have further comment upon receipt of your response.

Company Response:

        The repurchase of stock options and restricted stock from Mr. Anderson was based upon the twenty day average closing stock price preceding the retirement date of February 6, 2008 in


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accordance with the December 5, 2007 letter agreement.  The use of the twenty day average price was determined to be a reasonable purchase price by the Board of Directors as the Company's stock is thinly traded and volatile. During the twenty day period the stock traded between $82.54 and $93.99.

        The estimated repurchase price as included in the Quarterly Report on Form 10-Q filed on February 5, 2008 was $89.23. The stock declined on low volume from $89.00 on January 29, 2008 to close at $79.07 on the retirement date. The difference between the twenty day average of $88.53 and the closing price on the retirement date of $79.07 is $9.46 per share.

        Paragraph 55 of SFAS No. 123R states "The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost". The Company believed that the twenty day average price paid for Mr. Anderson's shares reflected the fair value of those shares on the repurchase date more than a single day market price because of the thin trading and volatility of its shares. However, the Company will record additional compensation expense for the difference between the twenty day average of $89.23 and the price on the retirement date of $79.07. The effect of this on the 17,200 vested stock options and previously restricted shares is $162,712. This excess repurchase cost will be recognized as additional compensation expense in the quarter ending March 31, 2008.

        The retirement agreement accelerated the vesting of the unvested stock options and unvested restricted stock awards. The Company accounted for this modification of the original grant by terminating the original awards and issuing newly measured awards accounted for as a cash awards. The liability and compensation expense for the cash award was measured based upon the letter agreement and this award will not be presented as issued and repurchased shares. As cash awards are recorded based upon the actual payment, the excess of the cash awards over the fair value on the repurchase date is already included in compensation expense.

        The stock options were subject to purchase by the Company under their original terms at the date of grant at the Company's discretion.
The restricted stock was not subject to repurchase under its original terms. However, the stock award was no longer restricted at the time of repurchase. The Company has not repurchased any other stock options or stock awards since the adoption of SFAS 123R.

	The Company hereby acknowledges that:

               * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

               * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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               * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

	Please contact the undersigned if you have any additional comments or questions.


					Very truly yours,

					/s/ Ray M. Van Landingham
					_______________________________
					Ray M. Van Landingham
					Vice President and Chief Financial
  					Officer


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